April 4, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	David L. Orlic – Special Counsel,
Office of Mergers and Acquisitions

Re:	Ferro Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2013
File No. 001-00584

Dear Mr. Orlic:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2013 (the “Comment Letter”), with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, filed on April 3, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. This letter is being filed in connection with the Company’s amended Preliminary Proxy Statement (the “Amended Preliminary Proxy”). All page number references herein are to page numbers in the Amended Preliminary Proxy.

Background of Solicitation, page 16

1.	We note your response to prior comment 3 and reissue the comment. We understand that the statement by Mr. Lorber on February 12, 2013 was made within the context of a discussion regarding the sale of the solar paste assets, and in conjunction with a more general statement expressing skepticism regarding management’s ability to maximize security holder value. Please revise your disclosure to reflect this context, or provide us with support for the statement as represented in your proxy statement.

United States Securities and Exchange Commission

Division of Corporation Finance

April 4, 2013

Response:

Ferro maintains that:

(a) during the conversation on February 12, 2013, David A. Lorber made unsolicited comments that the Activist Committee does not have an issue with current Company management and that current Company management is doing the right things; and

(b) the characterization suggested in the Staff’s comment is inaccurate.

Nonetheless, Ferro does not wish to have its proxy statement delayed further. Accordingly, Ferro has removed the sentence from the Amended Preliminary Proxy.

Shareholder Voting, page 60

2.	We note your response to prior comment 6. If a security holder has already given notice of the desire to cumulate votes, and, as stated in your response, cumulative voting will be in effect at that meeting, please advise, with a view towards revised disclosure, why your disclosure expresses uncertainty as to whether cumulative voting will be in effect.

Response:

The Company has revised the language contained on page [    ] of the Amended Preliminary Proxy to provide revised disclosure regarding why there is uncertainty as to whether cumulative voting will be in effect. To clarify our prior response, cumulative voting will be in effect at the Company’s annual meeting if and when it is announced at the meeting that cumulative voting is in effect.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

April 4, 2013

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-5440.

Very truly yours,

/s/ Mark H. Duesenberg

Mark H. Duesenberg

General Counsel and Secretary